Exhibit 99.1

China Yuchai International Announces

Unaudited Fourth Quarter and Full Year 2012 Financial Results

SINGAPORE, Singapore – February 27, 2013 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading automotive manufacturer and distributor of diesel engines in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the fourth quarter and fiscal year ended December 31, 2012. The financial information presented herein for FY 2012 and FY 2011 is reported using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial highlights for the fourth quarter of 2012

•	Net revenue was RMB 3.26 billion (US$ 519.3 million) compared with RMB 3.75 billion in the fourth quarter of 2011;

•	Gross profit was RMB 804.9 million (US$ 128.1 million), a 24.7% gross margin;

•	Operating profit was RMB 382.3 million (US$ 60.8 million) compared with RMB 649.4 million in the same quarter a year ago;

•	Net earnings attributable to China Yuchai’s shareholders were RMB 217.8 million (US$ 34.7 million); and

•	Earnings per share were RMB 5.84 (US$ 0.93).

Net revenue for the fourth quarter of 2012 was RMB 3.26 billion (US$ 519.3 million) compared with RMB 3.75 billion in the fourth quarter of 2011. The revenue decrease was mainly due to weaker demand in the commercial truck market. The total number of diesel engines sold by GYMCL during the fourth quarter of 2012 was 92,996 units compared with 104,352 units in the fourth quarter of 2011, a decrease of 11,356 units or 10.9%.

Gross profit was RMB 804.9 million (US$ 128.1 million) compared with RMB 1.04 billion in the fourth quarter of 2011. Gross margin was 24.7% in the fourth quarter of 2012 as compared with 27.7% in the same quarter of 2011. The lower gross margin compared to the same quarter in 2011 was attributable to the sales mix as more light-duty engines were sold in the fourth quarter of 2012. In addition, the lower gross profit margin was mainly due to higher plant overhead per unit, as the sales volume was lower compared to the fourth quarter in 2011.

Other operating income was RMB 45.3 million (US$ 7.2 million) compared with RMB 58.3 million in the fourth quarter of 2011. This decrease was mainly attributable to losses from the disposal of subsidiaries and foreign exchange revaluation, which was partially offset by higher interest income from bank deposits.

Research and development (“R&D”) expenses were RMB 102.7 million (US$ 16.3 million) compared with RMB 84.7 million in the fourth quarter of 2011, an increase of 21.2%. As a percentage of net revenue, R&D spending rose to 3.1% compared with 2.3% in the fourth quarter of 2011. The increase in R&D expenses was mainly due to increased costs for developing new products including lower emission engines, natural gas engines and high horsepower products, as well as continued quality improvement initiatives.

Selling, general & administrative (“SG&A”) expenses were RMB 365.2 million (US$ 58.1 million), compared with RMB 360.2 million in the fourth quarter of 2011, an increase of RMB 5.0 million or 1.4%. SG&A expenses represented 11.2% of fourth quarter 2012’s net revenue compared with 9.6% in the same quarter a year ago. The higher SG&A expenses on a year-over-year basis were mainly due to the accrual of a local municipal levy introduced recently.

Operating profit was RMB 382.3 million (US$ 60.8 million), a decrease of RMB 267.2 million, from RMB 649.4 million in the fourth quarter of 2011. The decrease was mainly due to lower gross profit. The operating margin was 11.7% compared with 17.3% in the fourth quarter of 2011.

Finance costs declined to RMB 46.9 million (US$ 7.5 million) from RMB 56.0 million in the fourth quarter of 2011. The reduced finance costs were due to lower average borrowings.

The share of joint ventures was a loss of RMB 8.1 million (US$ 1.3 million) compared with a loss of RMB 44.2 million in the fourth quarter of 2011. In 2011, the share of loss was higher due to an impairment of a joint venture.

In the fourth quarter of 2012, total net profit attributable to China Yuchai’s shareholders was RMB 217.8 million (US$ 34.7 million) from RMB 369.3 million in the fourth quarter of 2011. Earnings per share were RMB 5.84 (US$ 0.93) down from RMB 9.91 in the fourth quarter of 2011.

Financial highlights for 2012

•	Net revenue was RMB 13.45 billion (US$ 2.14 billion) compared with RMB 15.44 billion in 2011;

•	Gross profit was RMB 2.88 billion (US$ 458.2 million), a 21.4% gross margin compared with RMB 3.44 billion in 2011, a 22.3% gross margin;

•	Operating profit was RMB 1.15 billion (US$ 183.7 million) compared with RMB 1.54 billion in 2011;

•	Net earnings attributable to China Yuchai’s shareholders were RMB 563.9 million (US$ 89.7 million) versus RMB 818.5 million in 2011;

•	Earnings per share were RMB 15.13 (US$ 2.41) compared with RMB 21.96 a year ago.

Net revenue for 2012 was RMB 13.45 billion (US$ 2.14 billion) compared with RMB 15.44 billion in the same period in 2011. The total number of diesel engines sold by GYMCL in 2012 was 431,350 units compared with 510,777 units in 2011, a decrease of 79,427 units or 15.6%. This reduction was mainly due to continued weaker demand in the commercial vehicle market.

Gross profit was RMB 2.88 billion (US$ 458.2 million) compared with RMB 3.44 billion in 2011. Gross margin was 21.4% in 2012 as compared with 22.3% a year ago. The lower gross margin was attributable to a shift in the sales mix to more light-duty engines with lower gross profit margins compared to medium- and heavy-duty engines. In addition, the gross profit and margins were affected by higher factory overhead, depreciation and higher direct labor costs, but partially offset by lower raw material costs.

Other operating income was RMB 123.7 million (US$ 19.7 million), an increase of RMB 50.6 million from RMB 73.1 million a year ago. This increase was mainly due to higher income from bank deposits.

Research and development (“R&D”) expenses were RMB 373.7 million (US$ 59.5 million) compared with RMB 328.1 million in 2011, an increase of 13.9%. As a percentage of net revenue, R&D spending rose to 2.8% compared with 2.1% in last year. The increase in R&D expenses was mainly due to increased costs for developing new products including lower emission engines, natural gas engines and high horsepower products, as well as continued quality improvement initiatives.

Selling, general & administrative (“SG&A”) expenses were RMB 1.48 billion (US$ 234.7 million), down from RMB 1.65 billion in 2011, a decrease of 10.7%. This decrease reflects lower sales volume and cost controls. SG&A expenses were at 11.0% of net revenue for 2012, compared with 10.7% for 2011.

Operating profit declined to RMB 1.15 billion (US$ 183.7 million) from RMB 1.54 billion in 2011. This decrease was mainly due to lower gross profit. The operating margin was 8.6% in 2012 compared with 9.9% in 2011.

Finance costs rose to RMB 213.0 million (US$ 33.9 million) from RMB 156.2 million in 2011. The increase in finance costs was due to increased average borrowings. In 2012, GYMCL issued a total of RMB 1.00 billion of short-term financing bonds (“STFBs”) as compared to RMB 2.39 billion issued in 2011. The remaining funding requirements in 2012 were fulfilled by a mix of financing instruments such as bills discounting and other short-term loans.

The share of joint ventures was a loss of RMB 39.2 million (US$ 6.2 million) compared with a loss of RMB 81.2 million last year. In 2011, the share of loss was higher due to an impairment of a joint venture.

For the fiscal year ended December 31, 2012, total net profit attributable to China Yuchai’s shareholders was RMB 563.9 million (US$ 89.7 million), or earnings per share of RMB 15.13 (US$ 2.41), compared with RMB 818.5 million, or earnings per share of RMB 21.96 in 2011. As of December 31, 2012, a total of 37,267,673 shares were issued and outstanding.

Balance Sheet Highlights as at December 31, 2012

Cash and bank balances were RMB 3.16 billion (US$ 502.3 million) compared with RMB 4.12 billion at December 31, 2011. This decrease of RMB 0.97 billion was mainly attributable to the repayment of STFBs in 2012.

Trade and bills receivable were RMB 6.58 billion (US$ 1.05 billion) compared with RMB 6.69 billion at the end of 2011.

Net inventory was RMB 2.01 billion (US$ 319.9 million) down from RMB 2.42 billion at the end of 2011.

Short- and long-term borrowings were RMB 2.45 billion (US$ 389.9 million) down from RMB 3.70 billion at the end of December 2011, a decrease of RMB 1.25 billion. In 2011, GYMCL issued STFBs amounting to RMB 2.39 billion over three tranches in March, July and November. Each tranche was fully repaid on their respective maturity dates in 2012. On August 28, 2012, GYMCL issued STFBs amounting to RMB 1.0 billion, at a fixed annual interest rate of 4.45% with a maturity date of August 29, 2013.

Mr. Benny H Goh, President of China Yuchai, commented, “2012 was not an easy year for China Yuchai. However, our strategy of selling into multiple engine markets has allowed us to maintain our market leadership and going forward, we will be even better positioned in the market with the expected launch of 5 new National IV compliant diesel and 7 new National V compliant natural gas engines in 2013. These new engines further enhance our product portfolio, already the broadest in the Chinese commercial vehicle engine industry, and provide a wider range of engines to meet the anticipated implementation of National IV emission standards nationwide in China. We also complement our diesel engines by offering similar natural gas engines in the light-, medium- and heavy-duty engine markets, which will help forge another stream of growth. We maintained our leadership in the bus engine market and preserved our position in the truck market in 2012, despite the heavy-duty diesel truck market declining by 28.6%. Going into 2013, diversification into high-horsepower engines will be the catalyst to further penetrate into the marine, power generation and mining industries.”

Disclaimer Regarding Unaudited Financial Results

Investors should note that the Company has not yet finalized its consolidated financial results for fiscal year 2012. The financial information of the Company presented above is unaudited and may differ materially from the audited financial statements of the Company for fiscal year 2012 to be released when it is available.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.2855 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on December 31, 2012. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2012 or at any other date.

Unaudited Full Year 2012 Earnings Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on February 27, 2013. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Benny H Goh and Mr. Kok Ho Leong respectively, who will present on and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing 1-866-519-4004 (United States), 800-930-346 (Hong Kong), 400-620-8038 (China) or +656-723-9381 (International), Conference Code: 97207568, approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2012, GYMCL sold 431,350 diesel engines and is recognized as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com

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